UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39088

Aesthetic Medical International Holdings Group Limited

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Aesthetic Medical International and Investors Entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement

99.2	English Translation of Share Purchase Agreement

99.3	English Translation of Subscription Agreement

99.4	English Translation of Shareholders' Agreement

99.5	Cooperation Agreement

99.6	Warrant for the Purchase of Shares of the Company to Seefar Global Holdings Limited

99.7	Warrant for the Purchase of Shares of the Company to Australia Wanda International Company Limited

99.8	Warrant for the Purchase of Shares of the Company to Peak Asia Investment Holdings V Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aesthetic Medical International Holdings Group Limited

	By:	/s/ Guanhua Wu
	Name:	Guanhua Wu
	Title:	Chief Financial Officer

Date: July 20, 2022